Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Communications Declares Quarterly Dividend

    TORONTO, July 31 /CNW/ - Rogers Communications Inc. announced today that its Board of Directors has declared quarterly dividends totaling 12.5 cents per share on each of its outstanding Class B Non-Voting shares and Class A
Voting shares. The quarterly dividend declared today will be paid on October
1, 2007 to shareholders of record on September 13, 2007.
    Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network.
Through Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
("TSX") (RCI.A and RCI.B), and on the New York Stock Exchange ("NYSE") (RCI).
 For further information about the Rogers group of companies, please visit
www.rogers.com.

    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 17:17e 31-JUL-07